Filed by Government Properties Income Trust

Commission File No. 001-34364

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed as definitive additional materials

under the Securities Exchange Act of 1934

Subject Company: Select Income REIT

Commission File No. 001-35442

Registration Statement on Form S-4: 333-227616

Date: November 19, 2018

On November 16, 2018, Government Properties Income Trust (“GOV”) and Select Income REIT (“SIR”) commenced mailing of the joint proxy statement/prospectus to shareholders entitled to vote at the GOV special meeting of shareholders and/or the SIR special meeting of shareholders in connection with the proposed merger of SIR with and into a wholly owned subsidiary of GOV, which mailing includes the following documents.

OFFICE PROPERTIES INCOME TRUST: A COMPELLING COMBINATION VOTE “FOR” TODAY SUPPORT THE MERGER OF GOV + SIR On December 20, 2018, a Special Meeting of Shareholders will be held in connection with the merger of Government Properties Income Trust (GOV) and Select Income REIT (SIR) to form Office Properties Income Trust (OPI). We need your support. If you have questions about voting, please contact Morrow Sodali, our proxy solicitor at (800) 662-5200, or at rmr.info@morrowsodali.com.

OFFICE PROPERTIES INCOME TRUST: A COMPELLING COMBINATION + = On December 20, 2018, Government Properties Income Trust (Nasdaq: GOV) and Select Income REIT (Nasdaq: SIR) will hold Special Meetings of their shareholders to consider the previously an-nounced plan to merge and create a leading national office REIT to be named Office Properties In-come Trust (Nasdaq: OPI). OPI will be focused on owning, operating and leasing buildings primarily leased to single tenants and high credit quality tenants like government entities. OPI WILL HAVE SCALE, DIVERSIFICATION AND 1 COMPELLING PROPERTY METRICS: • • • • • • 213 buildings. 30.2 million square feet. 38 states and the District of Columbia. Total depreciated book value of assets equal to $5.3 billion. 92% occupancy. 2 66% of annualized rent paid by investment grade rated tenants. YOUR VOTE IS IMPORTANT. Vote “FOR” the GOV-SIR merger today. Vote “FOR” placing OPI on a path to reduce leverage and strengthen credit metrics. Vote “FOR” creating a national leading office REIT with quality portfolio characteristics. Vote “FOR” annual expense savings of approximately $3.1 million. THE BOARDS AND MANAGEMENT TEAMS OF GOV AND SIR ARE CONFIDENT THAT THE MERGER IS THE RIGHT COMBINATION, WITH THE RIGHT PARTNER, AT THE RIGHT TIME.

YOUR “FOR” VOTE IS NECESSARY TO COMPLETE THE MERGER. For GOV shareholders, failure to approve the issuance of GOV common shares in the merger may result in a significantly lower dividend rate. OPI expects to pay a dividend of between $0.50 and $0.60 per share, per year based on a target payout ratio of 75% of OPI’s cash available for distribution. Applying a similar approach for GOV would result in a divi-dend of $0.20 to $0.30 per share, per year.3 For SIR shareholders, failure to approve the merger will result in SIR not paying a special dividend of Industrial Logistics Properties Trust (Nasdaq: ILPT) common shares. If the special dividend is paid to SIR shareholders, they will receive approximately 0.503 common shares of ILPT for each one share owned in SIR as of the record date of the special dividend. SIR shareholders will also receive 1.04 shares of GOV for each common share of SIR. 4 WHY THE MERGER MAKES SENSE FOR GOV SHAREHOLDERS? 1. Ownership of SIR shares complicates the capital structure and financial results. In connection with the proposed merger, on October 9, 2018, GOV sold all 24.9 million SIR shares it owned. 2. High tenant concentration. By merging with SIR, GOV’s percent of annualized rents from Top 10 tenants reduces from 71% to 46%.1 3. High capital costs resulting from a concentration of near-term lease expirations. By merging with SIR, GOV’s expiring leases over the next three years are reduced from 46% to 29%, based on annual rent.1 4. High dividend payout ratio. Merging with SIR is expected to set the combined company/OPI dividend rate to a target 75% cash available for distribution payout ratio, which provides for greater financial flexibility. 5. Elevated leverage relative to the peer group. GOV used $434.7 million in net proceeds from the sale of SIR shares to pay down debt and reduce leverage levels. 6. Small size. Combining with SIR creates a larger REIT with broader growth potential, increased scale, greater diversification, a broader investment strategy and better financial flexibility.

WHY THE MERGER MAKES SENSE FOR SIR SHAREHOLDERS? 1. Complicated capital structure with GOV as its largest shareholder and SIR as controlling shareholder of ILPT. As part of the proposed merger, GOV sold its SIR shares on October 9, 2018. The distribution of ILPT shares will disentangle ILPT from OPI.4 2. ILPT is trading at a discount relative to its industrial peer group and may be undervalued in the public equity market. Increasing the public common share float for ILPT and eliminating SIR’s ownership control is expected to improve ILPT’s trading multiple. 3. Without ILPT as a consolidated subsidiary, SIR has a small asset base, elevated leverage profile and high dividend payout ratio. The merger and related transactions will result in increased scale, greater diversification, a broader investment strategy and better financial flexibility. 1800 NOVELL PLACE, PROVO, UT. TWO COMMERCIAL PLACE, NORFOLK, VA.

BENEFITS OF MERGER Increased Scale compared to both GOV and SIR Total Assets of Office REIT Peers $6.0 $5.0 $4.0 $3.0 $2.0 $1.0 $-FOR GOV SHAREHOLDERS FOR SIR SHAREHOLDERS Increased weighted average lease term: 1 Increases % investment grade tenants: 1 4.5 Years 5.8 Years 56% 66% Expiring leases 2018–2021 goes from:1 Occupancy goes from: 1 46% of the portfolio 29% of the portfolio 90% 92% FOR GOV & SIR SHAREHOLDERS Number of buildings increases:1 Geographic diversification increases: 1 GOV GOV 114 SIR 99 31 9 OPI OPI States SIR 28 States 213 38 States9 5, 6 ($ in billions)1 $5.3 $5.0 $4.7 $4.3 $4.1 $3.9 $3.7 $3.6 $3.2 $3.0 $1.7 $1.6 $1.0

REMAINING TRANSACTION STEPS FOR GOV-SIR MERGER: 1. GOV and SIR hold shareholder meetings with respect to the proposed merger. 2. After GOV and SIR respective shareholder approvals, SIR distributes 45 million common 4 shares of ILPT to SIR shareholders as a special distribution. 3. Merger closes, GOV changes its name to Office Properties Income Trust (Nasdaq: OPI). OPI BUSINESS STRATEGY: INVESTMENT FOCUS Office buildings primarily in markets that have strong economic fundamentals to support growth. 1. Buildings primarily leased to single tenants. • Strategic to the tenant, which may include: built-to-suit buildings, corporate headquarters and buildings where tenants have invested meaningful capital. • Minimum remaining lease term of seven years. 2. Buildings leased to government tenants. • Single tenant and multi-tenant. • Agencies that have high security needs or a mission strategic to the building’s location. 3. Primarily first generation buildings where there is a reasonably high probability of renewing the tenant in place and where ongoing capital needs are expected to be modest. 4. Capital Recycling. • • $100 million to $300 million annually. Proceeds used to reinvest in buildings expected to improve the average age of the portfolio, the weighted average remaining lease term and leasing prospects, and manage ongoing capital requirements. 11 DUPONT CIRCLE NW, WASHINGTON, DC. 2555 GRAND BOULEVARD, KANSAS CITY, MO.

1. As of September 30, 2018, excluding ILPT, adjusted for the sale of SIR common shares owned by GOV and for the sale of 50 buildings containing 3.4 million square feet that are expected to be sold prior to year-end 2018 for total gross proceeds of approximately $438.5 million. Amounts have not been adjusted for the up to $750 million of property sales expected to occur post merger to achieve OPI's leverage targets based on annualized rent. 2. Includes: a) investment grade rated tenants; b) tenants with an investment grade rated parent entity that guarantees lease obligations; and/or c) tenants with an investment grade rated parent entity that does not guaranty the tenant's lease obligations. As of September 30, 2018, tenants contributing 60.2% of OPI's annualized rental income were investment grade rated (or their payment obligations to us were guaranteed by an investment grade rated parent) and tenants contributing an additional 6.2% of OPI's annualized rental income were subsidiaries of an investment grade rated parent (although these parent entities are not liable for our rents). 3. Cash available for distribution is estimated for the year ended December 31, 2019. For OPI, cash available for distribution is based on the combined company's cash available for distribution, excluding ILPT and adjusted for the up to $750 million of property sales to achieve OPI's target leverage. 4. Payment of ILPT distribution is contingent upon the satisfaction of waiver of certain conditions, including approvals of SIR and GOV shareholders in connection with the merger. 5. As of September 30, 2018. 6. Source: SNL Financial as of September 30, 2018. 7. SIR excluding ILPT. 8. GOV adjusted for the sale of its SIR common shares. 9. 38 States and the District of Columbia. WARNING CONCERNING FORWARD LOOKING STATEMENTS THIS DOCUMENT CONTAINS STATEMENTS THAT CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER GOV OR SIR USE WORDS SUCH AS “BELIEVE”, “EXPECT”, “ANTICIPATE”, “INTEND”, “PLAN”, “ESTIMATE”, “WILL”, “MAY” AND NEGATIVES OR DERIVATIVES OF THESE OR SIMILAR EXPRESSIONS, GOV OR SIR, AS THE CASE MAY BE, IS MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON GOV’S AND SIR’S PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOK-ING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY GOV’S AND SIR’S FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FOR EXAMPLE: • THE CLOSING OF THE MERGER IS SUBJECT TO THE SATISFACTION OR WAIVER OF CONDITIONS, INCLUDING THE RECEIPT OF REQ-UISITE APPROVALS BY GOV’S AND SIR’S SHAREHOLDERS. GOV AND SIR CANNOT BE SURE THAT ANY OR ALL OF SUCH CONDITIONS WILL BE SATISFIED OR WAIVED. ACCORDINGLY, THE MERGER MAY NOT CLOSE WHEN EXPECTED OR AT ALL, OR THE TERMS OF THE MERGER AND THE OTHER TRANSACTIONS MAY CHANGE. • PURSUANT TO THE MERGER AGREEMENT, SIR HAS AGREED TO DISTRIBUTE ALL 45,000,000 COMMON SHARES OF ILPT THAT SIR OWNS TO SIR’S SHAREHOLDERS, SUBJECT TO THE SATISFACTION OR WAIVER OF CERTAIN CONDITIONS, INCLUDING, AMONG OTHER THINGS, OBTAINING THE REQUISITE SHAREHOLDER APPROVALS WITH RESPECT TO THE MERGER. SIR CANNOT BE SURE WHEN OR IF THOSE CONDITIONS WILL BE SATISFIED OR WAIVED OR THAT SUCH DISTRIBUTION WILL OCCUR. IN ADDITION, SIR AND GOV CANNOT BE SURE THAT THE EXPECTED BENEFITS TO ILPT’S TRADING MULTIPLE WILL OCCUR. • GOV HAS ENTERED INTO AGREEMENTS TO SELL AN AGGREGATE OF 20 PROPERTIES (50 BUILDINGS). THESE TRANSACTIONS ARE SUBJECT TO CONDITIONS. THESE CONDITIONS MAY NOT BE MET AND THESE TRANSACTIONS MAY NOT OCCUR, MAY BE DELAYED OR THE TERMS MAY CHANGE. • COMPLETION OF THE ILPT DISTRIBUTION IS NOT CONDITIONED UPON CONSUMMATION OF THE MERGER AND THERE IS A RISK THAT THE ILPT DISTRIBUTION WILL BE COMPLETED AND THE MERGER NOT CONSUMMATED, LEAVING SIR A SIGNIFICANTLY SMALLER COMPANY THAT WILL NO LONGER BENEFIT FROM ILPT’S INCOME OR RECEIVE DISTRIBUTIONS FROM ILPT. • GOV AND SIR HAVE IDENTIFIED VARIOUS REASONS WHY THEY BELIEVE THE MERGER MAKES SENSE FOR THEIR SHAREHOLDERS. HOWEVER, THE EXPECTED BENEFITS UNDERLYING THOSE REASONS MAY NOT BE REALIZED OR SUSTAINED BY THE COMBINED COMPANY AND ITS SHAREHOLDERS. • FOLLOWING CONSUMMATION OF THE MERGER, THE COMBINED COMPANY IS EXPECTED TO FOCUS ITS INVESTMENTS IN OFFICE PROPERTIES PRIMARILY IN MARKETS THAT IT BELIEVES HAVE STRONG ECONOMIC FUNDAMENTALS TO SUPPORT GROWTH. THE COMBINED COMPANY IS EXPECTED TO SEEK INVESTMENTS PRIMARILY LEASED TO SINGLE TENANTS THAT ARE STRATEGIC TO THE TENANTS AND HAVE A MINIMUM REMAINING LEASE TERM OF SEVEN YEARS AND PROPERTIES LEASED TO GOVERNMENT TENANTS THAT HAVE HIGH SECURITY NEEDS OR A MISSION STRATEGIC TO THE BUILDING’S LOCATION. THE COMBINED COMPANY IS ALSO EXPECTED TO SEEK INVESTMENTS PRIMARILY IN FIRST GENERATION BUILDINGS WHERE IT BELIEVES THAT THERE IS A REA-SONABLY HIGH LIKELIHOOD OF RENEWING THE TENANTS IN PLACE AND WHERE IT EXPECTS ONGOING CAPITAL NEEDS TO BE RELATIVELY MODEST WHEN COMPARED TO OLDER BUILDINGS. THE COMBINED COMPANY MAY FAIL TO EXECUTE SUCCESSFULLY ON ITS EXPECTED BUSINESS STRATEGY FOLLOWING CONSUMMATION OF THE MERGER AND THEREFORE GOV AND SIR SHARE-HOLDERS MAY NOT REALIZE THE BENEFITS THAT GOV AND SIR EXPECT FROM THE MERGER. If you have questions about voting, please contact Morrow Sodali, our proxy solicitor at (800) 662-5200, or at rmr.info@morrowsodali.com.

• THIS DOCUMENT STATES THAT IF THE ISSUANCE OF SHARES IN THE MERGER IS NOT APPROVED BY GOV’S SHAREHOLDERS, GOV’S ANNUAL DIVIDEND RATE MAY BECOME SIGNIFICANTLY LOWER BASED ON A TARGETED PAYOUT RATIO OF 75% OF CASH AVAIL-ABLE FOR DISTRIBUTION ESTIMATED AS OF DECEMBER 31, 2019, WHICH WOULD RESULT IN AN ANNUAL DIVIDEND OF $0.20 TO $0.30 PER SHARE. ANY FUTURE DIVIDENDS THAT GOV MAY PAY WOULD BE DETERMINED BY GOV’S BOARD OF TRUSTEES IN ITS SOLE DISCRETION AND WOULD DEPEND ON VARIOUS FACTORS. THERE CAN BE NO ASSURANCE AS TO THE AMOUNT OR LEVEL OF ANY DISTRIBUTIONS GOV MAY PAY. • THIS DOCUMENT STATES THAT POST MERGER OPI’S ANNUAL DIVIDEND RATE IS EXPECTED TO RANGE BETWEEN $0.50 AND $0.60 PER SHARE (BEFORE GIVING EFFECT TO A CONTEMPLATED REVERSE STOCK SPLIT). THE TIMING, AMOUNT AND FORM OF ANY FUTURE DISTRIBUTIONS WILL BE DETERMINED AT THE DISCRETION OF OPI'S BOARD AND WILL DEPEND ON VARIOUS FACTORS. THERE CAN BE NO ASSURANCE AS TO THE AMOUNT OR LEVEL OF ANY DISTRIBUTION THAT OPI MAY PAY. • THIS DOCUMENT INDICATES THAT OPI MAY RECYCLE CAPITAL (WHICH WOULD BE EXPECTED TO RESULT FROM SALES OF PROP-ERTIES) OF BETWEEN $100 MILLION TO $300 MILLION ANNUALLY AND USE THE PROCEEDS FROM THOSE SALES TO IMPROVE THE AVERAGE AGE OF OPI’S PORTFOLIO, THE WEIGHTED AVERAGE REMAINING LEASE TERM AND LEASING PROSPECTS AND MANAGE ONGOING CAPITAL REQUIREMENTS. OPI MAY NOT BE ABLE TO ACHIEVE THE TARGETED LEVEL OF CAPITAL RECYCLING AND GOV MAY NOT ACHIEVE THE NOTED DESIRED IMPROVEMENTS. • THIS DOCUMENT CONTAINS STATEMENTS REGARDING GOV’S AND SIR’S EXPECTATIONS FOR THE COMBINED COMPANY/OPI AFTER EFFECTIVENESS OF THE MERGER. THESE STATEMENTS ARE CONTINGENT UPON THE CONSUMMATION OF THE MERGER AND THE OTHER TRANSACTIONS AND MAY NOT OCCUR. THE INFORMATION CONTAINED IN GOV’S AND SIR’S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, OR SEC, IN-CLUDING UNDER “RISK FACTORS” IN GOV’S REGISTRATION STATEMENT ON FORM S-4, OR THE FORM S-4, AND THE JOINT PROXY STATEMENT/PROSPECTUS OF GOV AND SIR CONTAINED THEREIN, AND IN GOV’S AND SIR’S PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE GOV’S AND SIR’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE STATED IN OR IMPLIED BY GOV’S AND SIR’S FORWARD LOOKING STATEMENTS. GOV’S AND SIR’S FILINGS WITH THE SEC ARE AVAILABLE ON THE SEC’S WEBSITE AT WWW.SEC.GOV. YOU SHOULD NOT PLACE UNDUE RELIANCE UPON FORWARD LOOKING STATEMENTS. EXCEPT AS REQUIRED BY LAW, GOV AND SIR DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE. ADDITIONAL INFORMATION ABOUT THE MERGER AND THE OTHER TRANSACTIONS AND WHERE TO FIND IT In connection with the merger and the other transactions contemplated by the merger agreement, GOV has filed the Form S-4, containing a joint proxy statement/prospectus and other documents with respect to the merger and the other transactions contemplated by the merger agreement, with the SEC. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPO-RATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND THE OTHER TRANSACTIONS. A definitive joint proxy statement/prospectus has been mailed to GOV’s and SIR’s shareholders. Investors may obtain free copies of documents filed with the SEC at the SEC’s website at www.sec.gov. In addition, investors may obtain free copies of GOV’s filings with the SEC from GOV’s website at www.govreit.com and free copies of SIR’s filings with the SEC from SIR’s website at www.sirreit.com. PARTICIPANTS IN THE SOLICITATION RELATING TO THE MERGER AND OTHER TRANSACTIONS GOV, its trustees and certain of its executive officers, SIR, its trustees and certain of its executive officers, and The RMR Group LLC, The RMR Group Inc. and certain of their directors, officers and employees may be deemed participants in the solicitation of proxies from GOV’s shareholders in respect of the approval of the issuance of GOV common shares of beneficial interest in the merger and from SIR’s shareholders in respect of the approval of the merger and the other transactions contemplated by the merger agreement to which SIR is a party. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of GOV’s and SIR’s shareholders in connection with the merger and the other transactions contemplated by the merger agreement is set forth in the definitive joint proxy statement/prospectus for the merger filed with the SEC. You can find information about GOV’s trustees and executive officers in its definitive proxy statement for its 2018 Annual Meeting of Shareholders. You can find information about SIR’s trustees and executive officers in its definitive proxy statement for its 2018 Annual Meeting of Shareholders. These documents are available free of charge on the SEC’s website and from GOV or SIR, as applicable, using the sources indicated above. If you have questions about voting, please contact Morrow Sodali, our proxy solicitor at (800) 662-5200, or at rmr.info@morrowsodali.com.

OFFICE PROPERTIES INCOME TRUST: A COMPELLING COMBINATION